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UN
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & Co., LTD.

OFFICIAL USE ONLY
23736
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk, Suite 1725
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel E. LeGaye (281) 367-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza 800 (Address) Houston, (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fenner Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., LTD, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fenner Weller, Jr.
Signature

Designated Principal
Title

KAREN CASTER
Notary Public, State of Texas
My Commission Expires
April 05, 2014

2/18/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2010 and 2009, and the related statements of operations, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 24, 2011

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,878,824	$ 2,512,510
Deposit with clearing organizations - cash	400,000	400,000
Receivable from brokers or dealers and clearing organizations	8,138	39,054
Other current assets	15,594	15,594
TOTAL CURRENT ASSETS	2,302,556	2,967,158
PROPERTY AND EQUIPMENT, net	74,328	8,205
TOTAL ASSETS	$ 2,376,884	$ 2,975,363
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 91,498	$ 82,397
Accrued expenses	24,646	19,167
Deferred rent	27,112	-
TOTAL LIABILITIES	143,256	101,564
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL	2,233,628	2,873,799
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,376,884	$ 2,975,363

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2010	Year Ended December 31, 2009
REVENUES		
Commissions	$ 1,193,726	$ 1,946,881
Interest	9,877	16,871
Other revenue	-	9,307
TOTAL REVENUES	1,203,603	1,973,059
EXPENSES		
Clearance fees	100,520	76,098
Communications	195,372	182,391
Occupancy and equipment expenses	37,748	44,400
Regulatory fees and expenses	38,624	18,321
Salaries and benefits	1,259,633	1,521,244
Taxes - other	47,603	47,202
Other operating expenses	149,842	120,440
TOTAL EXPENSES	1,829,342	2,010,096
LOSS BEFORE STATE INCOME TAX	(625,739)	(37,037)
STATE INCOME TAX EXPENSE	14,432	11,736
NET LOSS	$ (640,171)	$ (48,773)

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2010 AND 2009

Balance at January 1, 2009	$ 2,957,177
Net loss	(48,773)
Distributions	(34,605)
Balance at December 31, 2009	2,873,799
Net loss	(640,171)
Balance at December 31, 2010	$ 2,233,628

See accompanying notes to financial statements.
INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (640,171)	$ (48,773)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	21,322	5,998
Changes in operating assets and liabilities:		
Receivable from brokers or dealers and clearing organizations	30,916	(25,170)
Accrued compensation	9,101	(305,069)
Accrued expenses	5,479	438
Deferred rent	27,112	-
NET CASH USED IN OPERATING ACTIVITIES	(546,241)	(372,576)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(87,445)	(9,004)
NET CASH USED IN INVESTING ACTIVITIES	(87,445)	(9,004)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	-	(34,605)
NET CASH USED IN FINANCING ACTIVITIES	-	(34,605)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(633,686)	(416,185)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,512,510	2,928,695
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,878,824	$ 2,512,510

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President).

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of at least $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. Estimated useful lives are as follows:

Furniture and equipment	5 - 7 years
Software	3 years
Communication technology	5 years

Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related asset.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

Effective January 1, 2009, the Partnership adopted guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2010, there were no amounts that had been accrued with respect to uncertain tax positions.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on the Partnership's Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. For 2010 and 2009, $14,432 and $11,736, respectively, in state income tax expense was recognized solely attributable to Texas margin tax.

The Partnership incurred no interest and penalties during 2010 and 2009.

None of the Partnership's income tax returns are under review by the Internal Revenue Service. The income tax returns for 2007 and thereafter are open for review.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) (iv) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Partnership had net capital of $2,143,559, which was $2,093,559 in excess of its minimum net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2010 and 2009 of $0 and $34,605, respectively.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Rent expense attributable to leases (including short-term leases) was $30,750 and $44,400 for 2010 and 2009, respectively. Future minimum rental commitments under the long-term office space lease agreement are as follows:

Year Ending December 31,		
2011	$	41,000
2012		41,000
2013		41,000
2014		41,000
2015		10,250
Total	$	174,250

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2010		December 31, 2009	
Furniture and office equipment	$	55,641	$	88,819
Software		-		1,683
Communication technology		3,356		3,356
Leasehold improvements		87,445		18,244
		146,442		112,102
Less: accumulated depreciation and amortization		72,114		103,897
	$	74,328	$	8,205

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $21,322 and $5,998, respectively.

NOTE F - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which, from time to time, may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and has not experienced any losses associated with these accounts.

In October 2008, the Federal Deposit Insurance Corporation increased its insurance from $100,000 per depositor to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2013.

NOTE G - EMPLOYEE BENEFIT PLAN

The Partnership provides a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. No contributions were made by the Partnership in 2010 and 2009.

NOTE H - SUBSEQUENT EVENTS

Management has evaluated all events subsequent to the balance sheet date of December 31, 2009 to February 24, 2011, which is the date the financial statements are available for issuance, and has determined that there are no events that require disclosure.

SUPPLEMENTARY INFORMATION

WELLER ANDERSON & CO., LTD.
SCHEDULE 1 - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

TOTAL PARTNER'S CAPITAL		$ 2,233,628
Deductions for nonallowable assets:		
Property and equipment, net	74,328	
Other current assets	15,594	89,922
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		2,143,706
Haircuts on other positions		147
NET CAPITAL		$ 2,143,559
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accrued compensation		$ 91,498
Accrued expenses		24,646
Deferred rent		27,112
TOTAL AGGREGATE INDEBTEDNESS		$ 143,256
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (1/15 of total aggregate indebtedness)		$ 9,550
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 50,000
EXCESS NET CAPITAL		$ 2,093,559
Ratio: aggregate indebtedness to net capital		.07:1

There is no material difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 as of December 31, 2010.

See independent auditors' report.

WELLER, ANDERSON & CO., LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

WELLER, ANDERSON & CO., LTD.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Accounts' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of Weller, Anderson & Co., Ltd.
811 Rusk, Suite 715
Houston, Texas 77002

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Weller, Anderson & Co., Ltd. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

February 24, 2011

ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 1,201,228
Additions: None	-
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	111,566
SIPC Net Operating Revenues	$ 1,089,662

Determination of General Assessment:

General Assessment @ .0025	$ 2,724

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 2,724
Less: payment previously made to SIPC	(1,237)
Assessment Balance Due - paid February 24, 2011	$ 1,487

Reconciliation with the Partnership's Computation of SIPC Net Operating Revenues for the Period January 1, 2010 through December 31, 2010:

SIPC Net Operating Revenues as computed by the Partnership on Form SIPC-7T	$ 1,089,662
SIPC Net Operating Revenues as computed above	1,089,662
Difference	$ -

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 24, 2011